Exhibit 99.1

MultiMetaVerse Holdings Limited Announces 2023 Unaudited Half Year Financial Results

SHANGHAI, December 19, 2023 – MultiMetaVerse Holdings Limited (“MMV” or the “Company”, collectively with its subsidiaries and consolidated variable interest entities, the “Group”) (NASDAQ: MMV), an animation and entertainment company for young consumers in China, today announced its unaudited 2023 half year financial results.

2023 Half Year Highlights:

●	Business combination among Model Performance Acquisition Corp., the Company, Model Performance Mini Sub Corp. and MultiMetaVerse Inc. (the “Business Combination”), pursuant to the terms of the merger agreement dated as of August 6, 2021, was consummated on January 4, 2023.

●	Total net revenues were US$5.5 million, representing a decrease of 31% compared to that of the same period in 2022.

●	Net loss attributable to shareholders of the Company was US$23.8 million, compared to US$4.8 million for the same period in 2022.

●	Adjusted EBITDA was negative US$4.2 million, compared to negative US$1.8 million of net adjusted EBITDA for the same period in 2022.

“Affected by the overall decrease of consumer demand in China in the industry, and in particular, the spending of young consumers making up the majority of our fan base, we have seen a decrease in net revenues and a larger loss from operations.” said Mr. Yiran Xu, chairman and chief executive officer of the Company. “Despite of this, we delivered remarkable animation and entertainment contents to the market. We launched a major game update, titled Project A, which secured 1.6 million new users up to June 2023 with limited marketing expenses, and earned a rating of 4.8 out of 5.0 on iOS app store. We completed the production of a new series, Aotu Academy Season 3, in this period which earned a rating of 9.4 out of 10.0 on Bilibili when subsequently published in September 2023. With various quality contents distributed, our fan base and social media followers continue to grow; the number of followers on the top two short video platforms in China, namely Douyin and Kuaishou, increased from 5.3 million to 5.8 million in the first half of 2023. In addition, we experienced revenue growth in other business segments of our operation, such as game cinematic animation production services and brand licensing. To manage the Company’s operating loss, we also have streamlined our work force for efficiency, and we believe we will realize these economic benefits in the second half of the year.”

2023 Half Year Financial Results

Total net revenues. Total net revenues were US$5.5 million, representing a decrease of 31% compared to that of the same period in 2022.

Mobile games. Revenue from mobile games was US$2.1 million, representing an increase of 40% compared to that of the same period in 2022. The increase was mainly attributed to the launch of Project A in February 2023.

Merchandise. Revenue from merchandise sales was US$1.4 million, representing a decrease of 41% from the same period in 2022 due to a generally weaker consumer market in China during this period.

Animation production services. Revenue from rendering of animation production services was US$1.3 million, representing a decrease of 49% from the same period of 2022, mainly due to less animation series produced during the first half of 2023. On the other hand, game cinematic animation revenue was more than tripled in the first half of 2023 compared to that of the same period in 2022, increasing from US$0.2 million to US$0.7 million, as a result of larger customer base.

Licensing. Revenue from licensing was US$0.7 million, representing a decrease of 48% from the same period in 2022, primarily due to a decrease in revenues from certain one-off broadcast license related to its original new animation products. The decrease was partially offset by the increase of brand license business, which increased from US$0.2 million in the first half of 2022 to US$0.5 million in the same period in 2023, primarily attributable to additional cooperation accomplished with a number of virtual entertainment service providers.

Cost of revenues. Cost of revenues was US$3.1 million, representing a decrease of 26% from the same period in 2022. The decrease was mainly due to lower inventory costs and animation production costs, which were generally in line with the decrease in revenue.

Gross profit. Gross profit decreased to US$2.4 million for the first half in 2023 from US$3.7 million for the same period in 2022. Gross margin slightly decreased to 43.3% in the first half of 2023 compared to 46.5% in the same period in 2022, due to the decline of the high gross margin licensing business.

Total operating expenses. Total operating expenses were US$25.9 million, which was more than tripled compared to that of the same period in 2022.

Selling expenses. Selling expenses were US$1.1 million, representing a 135% increase year-over-year. The increase was primarily the marketing and promotion budget deployed for the launch of Project A, our major game update.

General and administrative expenses. General and administrative expenses were US$21.7 million, which increased by approximately 3.8 times compared to the administrative expenses incurred in the same period in 2022. The increase was primarily due to the increased share-based compensation and transaction costs related to the Business Combination. Upon the consummation of the Business Combination, the Company fully amortized the remaining share-based compensation expense of US$15.1 million upon the consummation of the Business Combination in January 2023, as compared to US$2.3 million amortization charged to general and administrative expenses during the first half of 2022. In addition, transaction costs related to the Business Combination amounted to US$4.0 million compared to US$0.4 million in the same period in 2022.

Research and development expenses. Research and development expenses were US$3.1 million, representing a 10% decrease year-over-year. The decrease was consistent with the Company’s original animation production pace, as more original contents, mainly Aotu World Season 4, were produced in the first half of 2022. Research and development expenses for other projects remained relatively stable.

Loss from operations. Loss from operations was US$23.5 million, compared to US$4.6 million for the same period in 2022.

Other income/(loss), net. Total other loss was US$0.5 million, representing a 128% increase compared with that of the same period in 2022. The change was primarily due to the increase of interest expenses from US$0.3 million in the first half of 2022 to US$0.6 million in the same period in 2023, as a result of additional loans and interest payments due to related parties and third parties.

Net loss. Net loss attributable to MultiMetaVerse Holdings Limited’s shareholders was US$23.8 million, compared to a net loss of US$4.8 million in the same period in 2022.

Adjusted EBITDA. Adjusted EBITDA was negative US$4.2 million, which was US$2.4 million higher of the net adjusted EBITDA of negative US$1.8 million in the same period in 2022. Adjusted EBITDA from operations is a non-GAAP measure that excludes share-based compensation expenses, transaction costs, interest expenses, and depreciation and amortization expense.

Basic and diluted EPS. Basic and diluted net loss per ordinary share were US$0.72 each, compared to US$0.16 each in the same period in 2022.

Cash and cash equivalents. As of June 30, 2023, the Company had cash and cash equivalents of US$1.8 million.

Liquidity and capital resources. The Group has incurred losses since its inception. As of June 30, 2023, the Group had an accumulated deficit and a working capital deficit of US$110.3 million and US$1.9 million, respectively. In addition, for the first half of 2023, the Group recorded a net loss attributable to shareholders and adjusted EBITDA of US$23.8 million and US$4.2 million, respectively. Historically, the Group has relied principally on both operational sources of cash, equity contributions from its shareholders, and loans from its shareholders and other related parties to fund its operations and business development. In November 2023, the Company has reached a subscription agreement for the Company’s ordinary shares with a third party investor with an aggregate consideration of US$15 million. In addition to issuance of equity or debt securities, the Group needs to maintain its operating costs at a level through strict cost control to ensure operating costs not to exceed its sources of funds to continue as a going concern for a period of 12 months after the issuance of its condensed consolidated financial statements.

There can be no assurance that the Group will be successful in achieving its cost control and budget goals, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its cost control and budget goals, it may have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

About MultiMetaVerse Holdings Limited

MultiMetaVerse Holdings Limited (NASDAQ: MMV) is an animation and entertainment company dedicated to providing a high-quality, immersive entertainment experience through original, user-generated, and professional user-generated content. MMV commenced animation production in 2015 under its signature Aotu World brand, which has attracted a broad following with its inspiring storyline and unique graphic style, particularly among younger audiences in China. By leveraging the company’s established user base, MMV has built a diverse product portfolio, including animated content, comic books, short videos, collectibles, stationery, consumer products, and mobile games across the Aotu World brand. It has also developed and augmented new brands, stories, and characters, such as Neko Album.

For more information, please visit https://www.multi-metaverse.com/.

Use of Non-GAAP Financial Measures

The Company uses adjusted net loss and adjusted EBITDA, which are non-GAAP financial measures, in evaluating its financial results and for financial and operational decision-making purposes. Adjusted net loss represents net income excluding share-based compensation expenses, impairment loss and transaction costs, and such adjustment has no impact on income tax expense.

The Company believes that adjusted net loss and adjusted EBITDA help identify the underlying trends of its business that could otherwise be distorted by the effect of certain expenses that the Company includes in the net loss. The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its financial results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision- making.

Adjusted net loss and adjusted EBITDA should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net loss and adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the data of the Company. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

MultiMetaVerse Holdings Limited
Investor Relations
E-mail: ir@multi-metaverse.com

MULTIMETAVERSE HOLDINGS LIMITED

Unaudited Condensed Consolidated Statements of Operations

(In U.S. dollars, except for the number of shares, or otherwise noted)

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Net revenue
Services	$4,144,850	$5,627,619
Products	1,366,514	2,322,014
Total net revenue	5,511,364	7,949,633
Cost of revenue
Services	(2,380,746)	(2,977,575)
Products	(746,714)	(1,277,005)
Total cost of revenue	(3,127,460)	(4,254,580)
Gross profit	2,383,904	3,695,053
Operating expenses:
Selling expenses	(1,107,041)	(470,275)
General and administrative expenses	(21,686,637)	(4,458,951)
Research and development expenses	(3,060,104)	(3,396,193)
Total operating expenses	(25,853,782)	(8,325,419)
Loss from operations	(23,469,878)	(4,630,366)
Other income/(loss):
Interest income	580	702
Interest expense	(595,111)	(262,246)
Foreign currency exchange gain, net	8,045	2,536
Other income, net	92,659	42,011
Total other income/(loss)	(493,827)	(216,997)
Loss before income tax expense	(23,963,705)	(4,847,363)
Income tax expense	-	-
Net loss	$(23,963,705)	$(4,847,363)
Net loss attributable to non-controlling interest	(161,171)	(88,652)
Net loss attributable to MultiMetaVerse Holdings Limited’s shareholders	(23,802,534)	(4,758,711)
Other comprehensive income/(loss)
Foreign currency translation gain/(loss), net of nil income taxes	855,918	516,767
Total comprehensive loss	$(23,107,787)	$(4,330,596)
Total comprehensive income/(loss) attributable to non-controlling interest	(19,447)	69,534
Total comprehensive loss attributable to MultiMetaVerse Holdings Limited’s shareholders	(23,088,340)	(4,400,130)
Loss per ordinary share attributable to MultiMetaVerse Holdings Limited’s shareholders
Basic and Diluted*	(0.72)	(0.16)
Weighted average number of ordinary shares outstanding
Basic and Diluted*	32,962,468	30,000,000

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars, except for the number of shares, or otherwise noted)

	As of
	June 30, 2023	December 31, 2022
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,809,910	$625,184
Accounts receivable, net	410,530	787,480
Amounts due from related parties	388,451	151,826
Inventories, net	629,941	820,181
Prepayments and other current assets	1,501,589	3,135,906
Total current assets	$4,740,421	$5,520,577
Non-current assets:
Property and equipment, net	140,379	197,578
Intangible assets, net	39,210	104,866
Long-term investment	460,000	460,000
Right-of-use assets	260,290	645,090
Total non-current assets	899,879	1,407,534
TOTAL ASSETS	$5,640,300	$6,928,111

Liabilities
Current liabilities:
Short-term borrowings	$2,589,087	$116,424
Accounts payable	1,000,874	1,093,465
Amounts due to related parties, current portion	604,477	483,536
Deferred revenue, current portion	164,851	194,668
Operating lease liabilities, current portion	283,054	555,869
Accrued liabilities and other current liabilities	2,046,105	1,927,414
Total current liabilities	6,688,448	4,371,376
Non-current liabilities:
Amounts due to related parties, non-current portion	23,493,287	19,401,144
Deferred revenue, non-current portion	455,351	560,796
Operating lease liabilities, non-current portion	71,946	-
Warrant liability	16,375	-
Total non-current liabilities	24,036,959	19,961,940
TOTAL LIABILITIES	$30,725,407	$24,333,316
Shareholders’ equity
Class A Ordinary shares*(no par value; 100,000,000 Class A Ordinary Shares authorized as of June 30, 2023 and December 31, 2022, respectively; 33,048,914 and 30,000,000 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively)	$-	$-
Additional paid-in capital	89,680,745	74,252,860
Accumulated deficit	(110,289,827)	(86,487,293)
Accumulated other comprehensive loss	(2,674,133)	(3,365,595)
MultiMetaVerse Holdings Limited shareholders’ deficit	(23,283,215)	(15,600,028)
Non-controlling interests	(1,801,892)	(1,805,177)
Total shareholders’ deficit	(25,085,107)	(17,405,205)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$5,640,300	$6,928,111

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In U.S. dollars, except for the number of shares, or otherwise noted)

	For the six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Non-GAAP Financial Measures

Net Loss	$(23,963,705)	$(4,847,363)
Adjustments:
Share-based compensation	15,095,968	2,264,394
Transaction costs	3,956,703	352,590
Adjusted net loss	$(4,911,034)	$(2,230,379)

Adjustments:
Interest expense	595,111	262,246
Depreciation and amortization of property and equipment and intangible assets	120,626	127,821
Adjusted EBITDA	$(4,195,297)	$(1,840,312)